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                                                                    EXHIBIT 7(G)

               [LETTERHEAD OF OCCIDENTAL PETROLEUM CORPORATION]


STEPHEN I. CHAZEN
EXECUTIVE VICE PRESIDENT
CORPORATE DEVELOPMENT

Direct Telephone (310) 443-6311
Direct Fax       (310) 443-6812


        December 27, 1996

        Mr. Michael J. Fourticq
        Hancock Park Associates
        1925 Century Park East, Suite 810
        Los Angeles, California 90067

        Dear Michael:

        This letter is intended to clarify the terms and conditions under which we would participate in the buyout of Leslie's.

        Occidental is prepared to invest up to $30 million in the proposed deal, as I understand it to be, under the conditions detailed in this letter. As you know, we have not performed any due diligence on the company. We will focus our efforts on assuring that the 1996 numbers are as stated, and that the 1997 forecast would at least be achieved under reasonably adverse conditions. We will also want to better understand your model. We, of course, have no idea what the terms of senior financing will be, and so we will reserve any commitments until that becomes clearer.

        An outline of the preferred stock term sheet is attached. We reserve the right to alter this term sheet and tighten the restrictions listed.

        Occidental would receive 15% of the fully diluted equity in Leslie's in the form of warrants convertible over a 10 year period at a strike price of $.01 per share. By fully diluted, I mean to include any other warrants or employee options issued as a result of this transaction. If we are required to invest less than $25 million, we will reduce the 15% in proportion to that reduction using $25 million as a base. (i.e. $20 million investment is 20/25 of 15% or 12% - fully diluted).

        The attached term sheet gives the company the option to pay dividends to us in cash, new preferred stock or to allow the dividends to accrue on the existing preferred, for a period of 5 years. For the next two years cash payments of dividends are required. In years 8, 9 and 10 the preferred will be retired.



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Mr. Michael Fourticq
Hancock Park Associates
December 27, 1996
Page 2



I believe that this proposal represents very cost effective financing compared with any third party sources. If you have any questions, please call me.

Very truly yours,




/s/ STEPHEN I. CHAZEN


SIC:jk
Attachment

cc:  Marty Murrer
     Donaldson, Lufkin, Jenrette